AMENDMENT NO. 1
                                       TO
                                   BY-LAWS OF
                                  US LEC CORP.


         RESOLVED, that Article VII of the Bylaws of the Corporation be, and it hereby is, amended by adding the following Section 4:

                  Section 4. Advancement of Expenses. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding with respect to which such person may be entitled to indemnification shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized under Delaware General Corporation Law and under the Corporation's Certificate of Incorporation.

         FURTHER RESOLVED, that except as amended hereby, all provisions of the Bylaws shall continue and remain in full force and effect.










Adopted as of February 1, 1998